

July 26, 2013

<u>Via E-mail</u>
Elyse Douglas
Chief Financial Officer
The Hertz Corporation
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656-0713

> **Re: The Hertz Corporation**
> **Registration Statement on Form S-4**
> **Filed June 26, 2013**
> **File No. 333-189620**
>
> **Hertz Global Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Form 8-K Furnished February 25, 2013**
> **File No. 001-33139**

Dear Ms. Douglas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please confirm supplementally that the offer will remain open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

2. It appears that you are required to submit and post on your website an Interactive Data File for the financial statements contained in this filing in accordance with Item 601(b)(101)(i) of Regulation S-K. Please revise accordingly.

Exhibit 5.5

3. Please delete the last sentence in the penultimate paragraph on page 3 of the opinion or explain how it is not an inappropriate limitation on reliance.

Form 10-K for Fiscal Year Ended December 31, 2012

Consolidated Statements of Cash Flow, page 77

4. Please separately present cash flows from proceeds and payments under revolving lines of credit instead of net cash flows. Refer to the guidance in ASC 230-10-45-14 and 15.

Notes to Consolidated Financial Statements, page 79

Note 2: Summary of Significant Accounting Policies, page 79

5. Please tell us and revise to disclose your accounting policy regarding Gold Plus Rewards points, which may be redeemed for free rental days. We note on page 8 that Gold members accounted for approximately 37% of your worldwide rental transactions.

Note 11: Segment Information, page 117

6. We note your acquisitions of Dollar Thrifty and Donlen. Please tell us, and revise to disclose, the specific factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. For your operating segments, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

Form 8-K Furnished February 25, 2013

7. We note that you present a full non-GAAP income statement in your quarterly earnings releases furnished on Forms 8-K and in your annual report to stockholders. Please remove such presentation in future filings. Refer to Compliance and Disclosure

Interpretations, Non-GAAP Financial Measures, Question 102.10 available on our web site at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Thomas A. Monson, Esq.